As filed with the Securities and Exchange Commission on April 20, 2000.
                                                      Registration No. 333-69987

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM     S-6



             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF l933
                          PRE-EFFECTIVE AMENDMENT NO. 1


     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B
                              (Exact name of trust)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of depositor)


                        100 Summit Lake Drive, 2nd Floor
                               Valhalla, NY 10595
              (Address of depositor's principal executive offices)



        James D. Gallagher
          President
The Manufacturers Life Insurance Company                  Copy to:
         of New York                                  J. Sumner Jones
100 Summit Lake Drive, 2nd Floor                 Jones & Blouch, L.L.P.
      Valhalla, NY  10595                    1025 Thomas Jefferson Street, N.W
(Name and Address of Agent for Service)         Washington, D.C. 20007-0805




Title of Securities Being Registered: Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

    THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

Form N-8B-2
Item No.          Caption in Prospectus

1 ----- Cover Page; General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

2 ----- Cover Page; General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

3 -----           *

4 -----           Miscellaneous Matters (Distribution of the Policy)

5 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

6 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

7 -----           *

8 -----           *

9 -----           Miscellaneous Matters (Pending Litigation)

10 -----          Detailed Information About The Policies

11 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

12 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

13 -----          Detailed Information About The Policies (Charges and
                  Deductions)

14 ----- Detailed Information About the Policies (Premium Provisions -- Policy Issue and Initial Premium); Miscellaneous Matters (Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

15 ----- Detailed Information About The Policies (Premium Provisions -- Policy Issue and Initial Premium)

16 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

17 ----- Detailed Information About The Policies (Policy Values -- Partial Withdrawals and Surrenders); Other Provisions -- Payment of Proceeds)

18 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

19 ----- Detailed Information About The Policies (Other Provisions -- Reports To Policyowners); Miscellaneous Matters
                  (Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

20 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust; Miscellaneous Matters (Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

21 -----          Detailed Information About The Policies (Policy Values --
                  Policy Loans)

22 -----          *

23 -----          **

24 -----          Detailed Information About the Policies (Other General Policy
                  Provisions)

25 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

26 -----          *

27 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

28 ----- Miscellaneous Matters (Directors And Officers of The Manufacturers Life Insurance Company of New York)

29 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

30 -----          *

31 -----          *

32 -----          *

33 -----          *

34 -----          *

35 -----          Miscellaneous Matters (State Regulations)

36 -----          *

37 -----          *

38 -----          Miscellaneous Matters (Distribution of the Policy;
                  Responsibilities Assumed By The Manufacturers Life Insurance Company of New York)

39 -----          Miscellaneous Matters (Distribution of the Policy)

40 -----          *

41(a)---          Miscellaneous Matters (Distribution of the Policy)

41(b)---          **

41(c)---          **

42 -----          *

43 -----          *

44 -----          Detailed Information About The Policies (Policy Values --
                  Policy Value)

45 -----          *

46 ----- Detailed Information About The Policies (Policy Values -- Partial Withdrawals and Surrenders; Other Provisions -- Payment of Proceeds)

47 ----- General Information About The Manufacturers Life Insurance Company of New York, The Manufacturers Life Insurance Company of New York Separate Account B and Manufacturers Investment Trust

48 -----          *

49 -----          *

50 -----          *

51 -----          Detailed Information About The Policies

52 ----- Detailed Information About The Policies (Miscellaneous Matters -- Portfolio Share Substitution)

53 -----          **

54 -----          *

55 -----          *

56 -----          *

57 -----          *

58 -----          *

59 -----          Financial Statements

* Omitted since answer is negative or item is not applicable.

** Omitted.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                                   COVER PAGE


This prospectus describes Survivorship VUL, a flexible premium survivorship variable universal life insurance policy (the "Policy"). The Policy is offered by The Manufacturers Life Insurance Company of New York (the "Company" or "Manulife New York"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life") based in Toronto, Canada. Manulife Financial Corporation ("MFC") is the holding company of Manufacturers Life and its subsidiaries, collectively known as Manulife Financial.



The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage. This flexibility allows the policyowner to pay premiums and to adjust insurance coverage in light of his or her current financial circumstances and insurance needs.


The Policy provides for:

(1) a Net Cash Surrender Value that can be obtained by surrendering the Policy;

(2)    policy loans and partial withdrawals; and


(3) an insurance benefit payable at the death of the last-to-die of the Lives Insured.



Unless the No-Lapse Guarantee is in effect, the Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy. If the No-Lapse Guarantee is in effect, the Policy will remain in force as long as the No-Lapse Guarantee Cumulative Premium Test has been met.



Policy Value may accumulate on a fixed basis or may vary with the investment performance of the sub-accounts of Manufacturer Life of New York's Separate Account B (the "Separate Account"), to which the policyowner allocates net premiums. The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and its corresponding statement of additional information, describe the investment objectives of the Portfolios. The Portfolios available for allocation of Net Premiums are shown in the Policy Summary under "Investment Options and Investment Advisers." Manulife New York may add other sub-accounts and Portfolios in the future.


BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THESE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC. NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Home Office:                                    Service Office Mailing Address:

The Manufacturers Life Insurance Company        The Manufacturers Life
of New York                                     Insurance Company of New York

100 Summit Lake Drive, 2nd Floor                 P.O. Box 633
Valhalla, NY 10595                               Niagara Square Station
                                                 Buffalo, New York 14201--0633
                                                 Telephone: 1-888-267-7784





                 The date of this Prospectus is May 1, 2000.

TABLE OF CONTENTS


Cover Page...................................................................
Table of Contents............................................................
Definitions..................................................................
Policy Summary...............................................................
   General...................................................................
   Death Benefits............................................................
   Premiums..................................................................
   Policy Value..............................................................
   Policy Loans..............................................................
   Surrender and Partial Withdrawals.........................................
   Lapse and Reinstatement...................................................
   Charges and Deductions....................................................
   Investment Options and Investment Advisers................................
   Table of Charges and Deductions...........................................
   Table of Investment Management Fees and Expenses..........................
   Table of Investment Options and Investment Advisers.......................
General Information about Manufacturers......................................
   Manulife New York.........................................................
   Separate Account B........................................................
   Manufacturers Investment Trust............................................
   Investment Objectives of the Portfolios...................................
Issuing A Policy.............................................................
   Requirements..............................................................
   Temporary Insurance Agreement.............................................
   Underwriting..............................................................
   Right to Examine the Policy...............................................
Death Benefits...............................................................
   Life Insurance Qualification..............................................
   Death Benefit Options.....................................................
   Changing the Face Amount..................................................
Premium Payments.............................................................
   Initial Premiums..........................................................
   Subsequent Premiums.......................................................
   Maximum Premium Limitation................................................
   Premium Allocation........................................................
Charges and Deductions.......................................................
   Premium Load..............................................................
   Surrender Charges.........................................................
   Monthly Charges...........................................................
   Charges Assessed Against Assets of the Investment Accounts................
   Charges for Transfers.....................................................
   Reduction in Charges......................................................
Special Provisions for Exchanges.............................................
Company Tax Considerations...................................................
Policy Value.................................................................
   Determination of the Policy Value.........................................
   Units and Unit Values.....................................................
   Transfers of Policy Value.................................................
Policy Loans.................................................................
   Effect of Policy Loan.....................................................


   Interest Charged on Policy Loans..........................................
   Loan Account..............................................................
Policy Surrender and Partial Withdrawals.....................................
   Policy Surrender..........................................................
   Partial Withdrawals.......................................................
Lapse and Reinstatement......................................................
   Lapse.....................................................................
   No-Lapse Guarantee........................................................
   No-Lapse Guarantee Cumulative Premium Test................................
   Reinstatement.............................................................
The General Account..........................................................
   Fixed Account.............................................................
Other Provisions of the Policy...............................................
   Policyowner Rights........................................................
   Beneficiary...............................................................
   Incontestability..........................................................
   Misstatement of Age or Sex................................................
   Suicide Exclusion.........................................................
   Supplementary Benefits....................................................
   Conversion Privilege......................................................
Tax Treatment of the Policy..................................................
   Life Insurance Qualification..............................................
   Tax Treatment of Policy Benefits..........................................
   Alternate Minimum Tax.....................................................
   Income Tax Reporting......................................................
Other Information............................................................
   Payment of Proceeds.......................................................
   Reports to Policyowners...................................................
   Distribution of the Policies..............................................
   Responsibilities of Manufacturers Life....................................
   Voting Rights.............................................................
   Substitution of Portfolio Shares..........................................
   Records and Accounts......................................................
   State Regulations.........................................................
   Litigation................................................................
   Accountants...............................................................
   Further Information.......................................................
   Officers and Directors....................................................
   Impact of Year 2000.......................................................
   Illustrations.............................................................


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS


Additional Rating



is an increase to the Cost of Insurance Rate for any of the Lives Insured who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.



Age


on any date is each of the Lives Insured's age on their birthday closest to the policy date.

Attained Age


is the Age plus the number of whole years that have elapsed since the Policy
Date.


Business Day


is any day that the New York Stock Exchange is open for trading, and trading is not restricted. The net asset value of the underlying shares of a Sub-Account will be determined as of the end of each Business Day. The Company will deem each Business Day to end at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.


Cash Surrender Value


is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.








Effective Date


is the date the Company becomes obligated under the Policy. It is the date the underwriters approve issuance of the Policy. If the Company approves the policy without the initial premium, the Effective Date will be the date we receive at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.


Gross Withdrawal

is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Fixed Account


is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.





Investment Account


is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.





Issue Date

is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.



Life Insured



is the last-to-die of the Lives Insured.

Lives Insured



are the persons whose lives are insured under the Policy. References to the youngest of the Lives Insured mean the youngest person insured under the Policy when it is first issued.


Loan Account


is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.


Maturity Date

is the Policy Anniversary nearest the date on which the youngest of the Lives Insured reached Attained Age 100, or the date such person would have reached Attained Age 100 if living.

Net Cash Surrender Value

is the Cash Surrender Value less the Policy Debt.

Net Policy Value

is the Policy Value less the value in the Loan Account.

Net Premium


is the gross premium paid less the Premium Load. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.


No-Lapse Guarantee


When the Policy is in the No-Lapse Guarantee Period, as long as the No-Lapse Guarantee Cumulative Premium Test is met, the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.



No-Lapse Guarantee Period



is set at issue and will vary by issue age, as set forth in the Policy.


No-Lapse Guarantee Premium

is set at issue and is recalculated whenever there is a policy change.

No-Lapse Guarantee Cumulative Premium

is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount will change if any of the following changes occur under the
Policy:

-      the face amount of insurance changes.

-      a Supplementary Benefit is added, changed or terminated.


- the risk classification of any of the Lives Insured changes because of a change in smoking status.


- a temporary Additional Rating is added (due to a face amount increase), or terminated.

-      the Death Benefit Option Changes.

No-Lapse Guarantee Cumulative Premium Test


is a test that is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date

is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt


as of any date equals (a) plus (b) plus (c) minus (d), where:



(a)    is the total amount of loans borrowed as of such date;



(b) is the total amount of any unpaid loan interest charges which have been borrowed against the policy on a Policy Anniversary;



(c) is any interest charges accrued from the last Policy Anniversary to the current date; and



(d)    is the total amount of loan repayments as of such date.


Policy Value

is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.


Service Office Address



Is P. O. Box 633, Niagra Square Station Buffalo, New York 14201-0633.






Surrender Charge Period



is the period following the Issue Date or following any increase in Face Amount during which the Company will assess surrender charges. Surrender charges will apply during this period if the Policy terminates due to default, if the policyowner surrenders the Policy or makes a partial withdrawal.



Written Request



is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.


POLICY SUMMARY

GENERAL


The Policy is a flexible premium survivorship variable universal life insurance policy. The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage.


DEATH BENEFITS


The Policy provides a death benefit in the event of the death of the last-to-die of the Lives Insured. There are two death benefit options. Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit. The policyowner may change the death benefit option and increase or decrease the Face Amount.

PREMIUMS


Premium payments may be made at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to the policyowner's instructions, to one or more of the general account and the sub-accounts of Manulife New York's Separate Account B. The policyowner may change allocation instructions at any time and may make transfers among the accounts.


POLICY VALUE


The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyowner has allocated premiums. The policyowner may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.


POLICY LOANS


The policyowner may borrow against the Cash Surrender Value of the Policy. Loan interest at a rate of 5.25% is due and payable in arrears on each Policy Anniversary. All outstanding Policy Debt will be deducted from proceeds payable at the insured's death, or upon surrender.


SURRENDER AND PARTIAL WITHDRAWALS


The policyowner may make a partial withdrawal of the Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.



A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.



LAPSE AND REINSTATEMENT


Unless the No-Lapse Guarantee is in effect, a Policy will lapse (and terminate without value) when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate payment being made by the policyowner. If the No-Lapse Guarantee is in effect, the Policy will lapse if the No-Lapse Guarantee Cumulative Premium Test (see definition) has not been met.


The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.


A lapsed Policy may be reinstated by the policyowner at any time within the five year period following lapse provided none of the Lives Insured dies after the policy termination and the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a certain amount of premium as described under "Reinstatement."


CHARGES AND DEDUCTIONS


The Company assesses certain charges and deductions in connection with the Policy. These include: (i) charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses, (ii) charges deducted from premiums paid (iii) and charges assessed on surrender or lapse. These charges are summarized in the Table of Charges and Deductions.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS


The policyowner may allocate Net Premiums to the general account or to one or more of the sub-accounts of Manulife New York's Separate Account B. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.



Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.


INVESTMENT MANAGEMENT FEES AND EXPENSES

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS


Premium Charge                    7.50% of each premium paid.


Surrender Charges                 A Surrender Charge is applicable during the
                                  first 15 Policy Years. The Surrender Charge is determined by the following formula:


                                  Surrender Charge = (Surrender Charge Rate) x
                                  (Face Amount Associated with the Surrender
                                  Charge /1000) x (Grading Percentage)


                                  The Grading Percentage is based on the issue age of the youngest insured and the policy year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Charges and Deductions - Surrender Charges."

                                  The Surrender Charge Rate is calculated as follows:


                                  Surrender Charge Rate = (8.50) +
                                  (82.5%)x(Surrender Charge Premium)



                                               The Surrender Charge Premium is
                                               the Surrender Charge Premium
                                               Limit specified in the Policy
                                               divided by 1000.


                                  The maximum Surrender Charge is set forth under "Charges and Deductions - Surrender Charges."


                                  A portion of this charge may be assessed on a partial withdrawal, as set forth under "Charges and Deductions - Surrender Charges on a Partial Withdrawal."


Monthly Deductions                An administration charge of $30 plus $0.08 per
                                  $1,000 of current face amount per policy month will be deducted in the first policy year. In subsequent years, the administration charge will not exceed $15 plus $0.02 per $1,000 of current Face Amount per policy month.

                                  The cost of insurance charge.

                                  Any additional charges for supplementary benefits.



                                  A mortality and expense risks-charge. This charge varies by Policy Year as follows:


                                                  Current and       Equivalent
                                  Policy Years    Guaranteed          Annual
                                                    Monthly       Mortality and
                                                 Mortality and     Expense Risk
                                                    Expense          Charge
                                                 Risks Charge
                                    1-20            0.063%            0.75%
                                      21+           0.033%            0.40%

                                  All of the above charges are deducted from the Net Policy

                                  Value.



Loan Charges                      A fixed loan interest rate of 5.25%. Interest
                                  credited to amounts in the Loan Account will be equal to the 5.25% rate charged to the loan less the current (and maximum loan spread of 1.25%.


Transfer Charge                   A charge of $25 per transfer for each transfer
                                  in excess of 12 in a Policy Year.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


TRUST ANNUAL EXPENSES



(as a percentage of Trust average net assets for the fiscal year ended December 31, 1999)




                                                      OTHER EXPENSES
                                       MANAGEMENT      (AFTER EXPENSE       TOTAL TRUST
TRUST PORTFOLIO                           FEES        REIMBURSEMENT)      ANNUAL EXPENSES
-----------------------------------------------------------------------------------------
Pacific Rim Emerging Markets              0.850%            0.260%               1.110%
Internet Technologies .......             1.150%            0.136%(A)            1.286%
Science & Technology ........             1.100%            0.060%               1.160%
International Small Cap .....             1.100%            0.270%               1.370%
Aggressive Growth ...........             1.000%(F)         0.130%               1.130%
Emerging Small Company ......             1.050%            0.070%               1.120%
Small Company Blend .........             1.050%            0.250%(A)            1.300%(E)
Dynamic Growth ..............             1.000%(F)         0.132%(A)            1.132%
Mid Cap Stock ...............             0.925%            0.100%(A)            1.025%(E)
All Cap Growth(H) ...........             0.950%(F)         0.070%               1.020%
Overseas ....................             0.950%            0.260%               1.210%
International Stock .........             1.050%            0.200%               1.250%
International Value .........             1.000%            0.230%(A)            1.230%(E)
Mid Cap Blend ...............             0.850%(F)         0.060%               0.910%
Small Company Value .........             1.050%            0.170%               1.220%
Global Equity ...............             0.900%            0.160%               1.060%
Growth ......................             0.850%            0.050%               0.900%
Large Cap Growth ............             0.875%(F)         0.100%               0.975%
Quantitative Equity .........             0.700%            0.060%               0.760%
Blue Chip Growth ............             0.875%(F)         0.050%               0.925%
Real Estate Securities ......             0.700%            0.070%               0.770%
Value .......................             0.800%            0.070%               0.870%
Tactical Allocation .........             0.900%            0.127%(A)            1.027%
Growth & Income .............             0.750%            0.050%               0.800%
U.S. Large Cap Value ........             0.875%            0.070%(A)            0.945%(E)
Equity-Income ...............             0.875%(F)         0.060%               0.935%
Income & Value ..............             0.800%(F)         0.080%               0.880%
Balanced ....................             0.800%            0.070%               0.870%
High Yield ..................             0.775%            0.065%               0.840%
Strategic Bond ..............             0.775%            0.095%               0.870%
Global Bond .................             0.800%            0.180%               0.980%
Total Return ................             0.775%            0.060%(A)            0.835%(E)
Investment Quality Bond .....             0.650%            0.120%               0.770%
Diversified Bond ............             0.750%            0.090%               0.840%
U.S. Government Securities ..             0.650%            0.070%               0.720%
Money Market ................             0.500%            0.050%               0.550%
International Index .........             0.550%            0.050%(A)(G)         0.600%
Small Cap Index .............             0.525%            0.075%(A)(G)         0.600%
Mid Cap Index ...............             0.525%            0.075%(A)(G)         0.600%
Total Stock Market Index ....             0.525%            0.075%(A)(G)         0.600%
500 Index ...................             0.525%            0.039%(A)(G)         0.564%
Lifestyle Aggressive 1000(D)              0.075%            1.060%(B)            1.135%(C)
Lifestyle Growth 820(D) .....             0.057%            1.008%(B)            1.065%(C)

Lifestyle Balanced 640(D) ...             0.057%            0.928%(B)            0.985%(C)
Lifestyle Moderate 460(D) ...             0.066%            0.869%(B)            0.935%(C)
Lifestyle Conservative 280(D)             0.075%            0.780%(B)            0.855%(C)

-----------------


(A)    Based on estimates to be made during the current fiscal year.



(B)    Reflects expenses of the Underlying Portfolios.




(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as follows:

       If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust, equal 0.075%. If the total expenses of a Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. (For purposes of the expense reimbursement total expenses of a Lifestyle Trust includes the advisory fee but excludes: (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

       This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1999) as noted in the chart below:





             MANAGEMENT                                      OTHER  TOTAL TRUST

     Trust Portfolio                        Fees                Expenses           Annual Expenses
     Lifestyle Aggressive 1000......       0.075%                1.090%                1.165%
     Lifestyle Growth 820...........       0.057%                1.030%                1.087%
     Lifestyle Balanced 640.........       0.057%                0.940%                0.997%
     Lifestyle Moderate 460.........       0.066%                0.900%                0.966%
     Lifestyle Conservative 280.....       0.075%                0.810%                0.885%





(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote ( C ) above.



(E) Annualized - For the period May 1, 1999 (commencement of operations) to December 31, 1999.



(F) Management Fees changed effective May 1, 1999. Fees shown are the current management fees.



(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.022% higher for the International Index Trust, 0.014% higher for the Small Cap Index Trust, 0.060% higher for the Mid Cap Index Trust and 0.005% higher for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2000 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.



(H)    Formerly, the Mid Cap Growth Trust.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS



The Trust currently has nineteen subadvisers who manage all of the portfolios, one of which is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of Manulife New York.




      SUBADVISER                                      PORTFOLIO
      A I M Capital Management, Inc.                  Aggressive Growth Trust
                                                      All Cap Growth Trust

      AXA Rosenberg Investment Management LLC         Small Company Value Trust

      Capital Guardian Trust Company                  Small Company Blend Trust
                                                      U.S. Large Cap Value  Trust
                                                      Income & Value Trust
                                                      Diversified Bond Trust

      Fidelity Management Trust Company               Mid Cap Blend Trust
                                                      Large Cap Growth Trust
                                                      Overseas Trust

      Founders Asset Management LLC                   International Small Cap Trust
                                                      Balanced Trust

      Franklin Advisers, Inc.                         Emerging Small Company Trust

      Janus Capital Corporation                       Dynamic Growth Trust

      Manufacturers Adviser Corporation               Pacific Rim Emerging Markets Trust
                                                      Quantitative Equity Trust
                                                      Real Estate Securities Trust
                                                      Money Market Trust
                                                      Index Trusts
                                                      Lifestyle Trusts(A)

      Miller Anderson & Sherrerd, LLP                 Value Trust
                                                      High Yield Trust

      Mitchell Hutchins Asset Management Inc.         Tactical Allocation Trust

      Morgan Stanley Asset Management Inc.            Global Equity Trust

      Munder Capital Management                       Internet Technologies Trust

      Pacific Investment Management Company           Global Bond Trust
                                                      Total Return Trust

      Rowe Price-Fleming International, Inc.          International Stock Trust

      Salomon Brothers Asset Management Inc           U.S. Government Securities Trust
                                                      Strategic Bond Trust

      State Street Global Advisors                    Growth Trust
                                                      Lifestyle Trusts(A)

      T. Rowe Price Associates, Inc.                  Science & Technology Trust
                                                      Blue Chip Growth Trust
                                                      Equity-Income Trust

      Templeton Investment Counsel, Inc.              International Value Trust

      Wellington Management Company, LLP              Growth & Income Trust
                                                      Investment Quality Bond Trust
                                                      Mid Cap Stock Trust



A State Street Global Advisors provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.




GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK MANULIFE NEW YORK



The Manufacturers Life Insurance Company of New York ("Manulife New York") is a stock life insurance company organized under the laws of New York on March 4, 1992. Its principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, NY 10595. Manulife New York is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America ("Manulife North America"). Manulife North America is a stock life insurance company organized under the laws of Delaware in 1979 with its principal office located at 500 Boylston Street, Boston, Massachusetts 02116.



Manulife New York's and Manulife North America's ultimate parent is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries collectively known as Manulife Financial. Neither Manulife New York, Manufacturers Life, nor MFC guarantees the investment performance of the Separate Account.



RATINGS

Manulife New York has received the following ratings from independent rating agencies:

Standard and Poor's Insurance Ratings Service:   AA+ (for claims paying ability)
A.M.Best Company:                                A++ (for financial strength)
Duff & Phelps Credit Rating Co.:                 AAA (for claims paying ability)

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to The Manufacturers Life Insurance Company of New York as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

SEPARATE ACCOUNT B


The Company established The Manufacturers Life Insurance Company of New York Separate Account B ("Separate Account") on May 6, 1997, subject to approval by the Superintendent of Insurance of New York. The Separate Account holds assets that are segregated from all of Manulife New York's other assets. The Separate Account is currently used only to support variable life insurance policies.


ASSETS OF THE SEPARATE ACCOUNT


The Company is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of the Company. The Company will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable life insurance policies are general corporate obligations of the Company.


REGISTRATION

The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.

MANUFACTURERS INVESTMENT TRUST


Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.


The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife New York may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS


The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.



ELIGIBLE PORTFOLIOS



The Portfolios of the Trust available under the Policies are as follows:



The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.



The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).



The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.



The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.



The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.



The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.



The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.



The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.



The ALL CAP GROWTH TRUST (formerly, Mid Cap Growth Trust) seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.



The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolios expects to invest primarily in equity securities.



The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.



The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.



The MID CAP BLEND TRUST seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.



The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal circumstances, at least 65% of the portfolio's assets in common stocks of companies with total market capitalization that approximately match the range of capitalization of the Russell 2000 Index and are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.



The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).



The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.



The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.



The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) and many of the stocks in the portfolio are expected to pay dividends.



The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.



The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.



The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.



The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.



The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.



The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.



The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.



The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed income securities.



The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.



The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.



The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.



The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.



The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.



The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.



The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.



The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.



The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").



The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.



The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.



The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.



The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.



The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.



The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.



The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.



ISSUING A POLICY



REQUIREMENTS


To purchase a Policy, an applicant must submit a completed application. The Company will not issue a Policy until the underwriting process has been completed to its satisfaction.



With the Company's prior approval, the Company may issue Policies on a basis which does not distinguish between the insured's sex and/or smoking status. The Company will generally issue a Policy only on the lives of insureds from ages 20 through 90.



Each Policy is issued with a Policy Date, an Effective Date and an Issue Date (see Definitions).


If an application is accompanied by a check for the initial premium and the application is accepted:

(i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below));

(ii) the Effective Date will be the date the Company's underwriters approve issuance of the Policy; and

(iii)  the Issue Date will be the date the Company issues the Policy.


If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:



(i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office, and;


(ii)   the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date and the policyowner must be in good health on the date the initial premium is received. If the premium is not paid or the application is rejected, the Policy will be canceled and any partial premium paid will be returned to the applicant.


MINIMUM INITIAL FACE AMOUNT


Manulife New York will generally issue a Policy only if it has a Face Amount of at least $250,000.


BACKDATING A POLICY


Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.


TEMPORARY INSURANCE AGREEMENT


In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $5,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis. This means that any benefits under such temporary coverage will only be paid if the Lives Insured meet the Company's usual and customary underwriting standards for the coverage applied for.


The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY


A policyowner may return a Policy for a refund within 10 days after it is received. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund in full the payment made.






If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Company will recalculate the Policy Value and the surrender charges to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Company will recalculate the Policy Value and the surrender charges to the amounts they would have been had the premiums not been paid.



If the policyowner purchases the Policy in connection with a replacement of an existing life insurance policy (as defined below), the policyowner may also cancel the contract by returning it the Service Office or the policyowner's insurance representative at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by the Company, the Company will pay the policyowner the Policy Value, computed at the end of the valuation period during which the Policy is received by the Company. In the case of a replacement of a Policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her insurance agent or attorney regarding this matter prior to purchasing the new Policy.

Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer of an existing life insurance policy. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing life insurance policy. Therefore, a policyowner should consult with his or her insurance agent or attorney regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.


The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

DEATH BENEFITS


If the Policy is in force at the time of the death of the last-to-die of the Lives Insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless the beneficiary and the Company agree to another form of settlement option. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the Life Insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.


LIFE INSURANCE QUALIFICATION



This product uses the Guideline Premium Test to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended.


GUIDELINE PREMIUM TEST


The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).


Changes to the Policy may affect the maximum amount of premiums, such as:

-      A change in the policy's Face Amount.

-      A change in the death benefit option.

-      Partial Withdrawals.


-      Addition or deletion of supplementary benefits.




Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company will require the policyowner to take a partial withdrawal. In addition, these changes could reduce the future premium limitations.


MINIMUM DEATH BENEFIT


The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the youngest of the Lives Insured would have reached if living. The Minimum Death Benefit Percentages are shown in the Table of Minimum Death Benefit Percentages.

TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES


     Attained Age                Applicable Percentage
-------------------------------------------------------
     40 and under                    250%
               45                    215%
               50                    185%
               55                    150%
               60                    130%
               65                    120%
               70                    115%
               75                    105%
               90                    105%
     95 and above                    100%



To determine the Applicable Percentage in the above table, use the Attained Age of the youngest of the Lives Insured, or the Attained Age such person would have reached if living. For ages not shown, the Applicable Percentage can be found by reducing the values proportionately.


DEATH BENEFIT OPTIONS

There are two death benefit options, described below.

DEATH BENEFIT OPTION 1

Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION


The policyowner may change the death benefit option on the first day of any policy month once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.


A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2


The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change. The Policy will not be assessed a Surrender Charge for a reduction in Face Amount solely due to a change in the death benefit option.


CHANGE FROM OPTION 2 TO OPTION 1


The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change. No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT


Subject to the limitations stated in this Prospectus, a policyowner may, upon Written Request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.


INCREASE IN FACE AMOUNT


Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manulife New York approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if any of the Lives Insureds' Attained Ages at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.


NEW SURRENDER CHARGES FOR AN INCREASE


An increase in face amount will usually result in the Policy being subject to new surrender charges. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.



An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase. See "Lapse and Reinstatement - No-Lapse Guarantee."






INCREASE WITH PRIOR DECREASES


If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first.


DECREASE IN FACE AMOUNT

Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policy owner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manulife New York approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.


PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.


On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the Maturity Date, subject to the limitations on premium amount described below.


A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manulife New York will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.


The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Internal Revenue Code. The Company also reserves the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.


MAXIMUM PREMIUM LIMITATION


In no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.



If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.



PREMIUM ALLOCATION


Premiums may be allocated to either the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.


CHARGES AND DEDUCTIONS


PREMIUM CHARGE



Manulife New York deducts a premium charge from each premium payment, equal to 7.50% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes or other related taxes associated with the sale of life insurance products, including the Policies, in the State of New York.

SURRENDER CHARGES

The Company will deduct a Surrender Charge if during the first 15 years following the Policy Date, or the effective date of a Face Amount increase:

-      the Policy is surrendered for its Net Cash Surrender Value,

- a partial withdrawal is made in excess of the Withdrawal Tier Amount (see below for a description of this amount),

- An increase in Face Amount is canceled within two years of the increase or


-      the Policy lapses.



SURRENDER CHARGE CALCULATION

The Surrender Charge for the initial Face Amount or for the amount of any increase in Face Amount is determined by the following formula (the calculation is also described in words below):


Surrender Charge = (Surrender Charge Rate) x (Face Amount associated with the Surrender Charge / 1000) x (Grading Percentage)



         Face Amount associated with the Surrender Charge



The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied.


         Surrender Charge Rate (the calculation is also described in words below)


Surrender Charge Rate  = (8.50) + (82.5%) x (Surrender Charge Premium)


Definitions of the Formula Factors Above





         The Surrender Charge Premium is the Surrender Charge Premium Limit specified in the Policy per $1000 of Face Amount:



         Grading Percentage


The grading percentage is based on the issue age of the youngest insured and the policy year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

                       SURRENDER CHARGE GRADING PERCENTAGE



ISSUE AGES OF YOUNGER INSURED         0-75      76       77        78       79        80+
-----------------------------------------------------------------------------------------
POLICY YEAR 1                         93%      92%       92%      91%       90%      90%
POLICY YEAR 2                         86%      85%       84%      83%       81%      80%
POLICY YEAR 3                         80%      78%       76%      75%       72%      70%
POLICY YEAR 4                         73%      71%       69%      66%       63%      60%
POLICY YEAR 5                         66%      64%       61%      58%       54%      50%
POLICY YEAR 6                         60%      57%       53%      50%       45%      40%
POLICY YEAR 7                         53%      50%       46%      41%       36%      30%
POLICY YEAR 8                         46%      42%       38%      33%       27%      20%
POLICY YEAR 9                         40%      35%       30%      25%       18%      10%
POLICY YEAR 10                        33%      28%       23%      16%        9%       0%

POLICY YEAR 11                        26%      21%       15%       8%        0%
POLICY YEAR 12                        20%      14%        7%       0%
POLICY YEAR 13                        13%       7%        0%
POLICY YEAR 14                         6%       0%
POLICY YEAR 15                         0%



Formulas Described in Words


Surrender Charge


The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 15 years.


Surrender Charge Rate


The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals
8.50 and (b) equals 82.5% times the Surrender Charge Premium.



Illustration of Surrender Charge Calculation - Maximum Surrender Charge


Assumptions

- 50 year old male and 40 year old female (standard risks and nonsmoker status)

-      Policy issued 7 years ago


-      Surrender Charge Premium for the Policy is $3.18


-      Face Amount of the Policy is $250,000

-      Policy is surrendered during the last month of the seventh policy year


Maximum Surrender Charge



The maximum Surrender Charge to be assessed would be $1,473 determined as follows:


First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.


Surrender Charge Rate =  (8.50) + (82.5%) x (Surrender Charge Premium)



         $11.12 =   (8.50) + (82.5%) x (3.18)



         The Surrender Charge Rate is equal to $11.12.


Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.


Surrender Charge = (Surrender Charge Rate) x (Face Amount Associated with the Surrender Charge) x (Grading Percentage)



         $1,473 = (11.12) x (250,000 / 1000) x (53%)



         The maximum Surrender Charge is equal to $1,473.

Manulife New York may reduce the surrender charge as described above on policies where the anticipated annual premium is $100,000 or greater and the Policy is issued as part of an employer sponsored split dollar or keyman arrangement; 80% of the Surrender Charge will be waived during the first year of the Policy, 60% during the second year and 40% during the third year. The full Surrender Charge will be imposed if the surrender takes place in a fourth or subsequent Policy Year. The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses incurred in selling and distributing the Policies, including agent commission, advertising, agent training and the printing of prospectuses and sales literature.




SURRENDER CHARGES ON A PARTIAL WITHDRAWAL


A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Withdrawal Tier Amount to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account.



Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.


WITHDRAWAL TIER AMOUNT


The Withdrawal Tier Amount is equal to 10% of the Net Cash Surrender Value as at the last Policy Anniversary. In determining what, if any, portion of a partial withdrawal is in excess of the Withdrawal Tier Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.





MONTHLY CHARGES

On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Maturity Date. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

(i)      a monthly administration charge;

(ii)     a monthly charge for the cost of insurance;

(iii)    a monthly mortality and expense risk charge;

(iv)     a monthly charge for any supplementary benefits added to the Policy.


Unless otherwise allowed by the Company and specified by the policyowner, the Monthly Deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value.


ADMINISTRATION CHARGE


This charge will be equal to $30 plus $0.08 per $1,000 of current face amount per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will not exceed $15 plus $0.02 per $1,000 of current face amount per Policy Month. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.


COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.



The net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:



(a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and



(b) is the Policy Value as of the first day of the Policy Month prior to deduction of monthly cost of insurance.


The rates for the cost of insurance are blended and based upon the Attained Age, sex, and Risk Classification of the Lives Insured.

Cost of insurance rates will generally increase with the age of each of the Lives Insured. The first year cost of insurance rate is guaranteed.


The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of Lives Insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Lives Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Non-Smoker Mortality Tables.


CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

MORTALITY AND EXPENSE RISK CHARGE


A monthly charge is assessed against the Policy Value equal to a percentage of the Policy Value. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that Lives Insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.


The charge varies by Policy Year as follows:


                                                                      Equivalent Annual
                                Current and Guaranteed Monthly      Mortality and Expense
              Policy Year                Mortality and                  Risks Charge
                                     Expense Risks Charge
                 1-20                       0.063%                          0.75%
                  21+                       0.033%                          0.40%

CHARGES FOR TRANSFERS


A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year, to cover processing and other administrative costs associated with such transfers.


REDUCTION IN CHARGES


The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents, immediate family members of the foregoing, and employees or agents of Manufacturers Life and its subsidiaries. Manulife New York reserves the right to reduce any of the Policy's loads or charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manulife New York believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. Manulife New York may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.



In addition, groups and persons purchasing under a sponsored arrangement may apply for simplified underwriting. If simplified underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience.


SPECIAL PROVISIONS FOR EXCHANGES


The Company will permit owners of certain fixed life insurance policies issued either by the Company or Manufacturers Life Insurance Company (U.S.A.) to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued either by the Company or by Manufacturers Life Insurance Company (U.S.A)). Policyowners considering an exchange should consult their tax advisers as to the tax consequences of an exchange.


COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE


A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife New York. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or cancelling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day;

  The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.


TRANSFERS OF POLICY VALUE


At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfer requests must be in writing in a format satisfactory to the Company.


The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)    within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.


Such transfers will not count against the 12 transfers that may be made free of charge in any Policy Year, as described below.



TRANSFER CHARGES


A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.


TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

DOLLAR COST AVERAGING

The Company will offer policyowners a Dollar Cost Averaging program. Under the Dollar Cost Averaging program the policyowner will designate an amount which will be transferred at predetermined intervals from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program. If insufficient funds exist to effect a Dollar Cost Averaging transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manulife New York otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS


At any time while this Policy is in force, a policyowner may borrow against the Policy Value of the Policy. The amount of any loan cannot exceed 90% of the Policy's Net Cash Surrender Value. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Policy Loan Interest" and "Surrender or Lapse" under the heading "Tax Treatment of Policy Benefits."


LOAN VALUE

The Loan Value is equal to the Policy's Net Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

EFFECT OF POLICY LOAN


A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the last-to-die of the Lives Insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.


INTEREST CHARGED ON POLICY LOANS


Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.25%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.


The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT


When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT


Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% and guaranteed not to exceed this percentage. We may change the differential as of 90 days after we send you written notice of such change.





LOAN REPAYMENTS


Policy Debt may be repaid in whole or in part at any time prior to the death of the last-to-die of the Lives Insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account, until the value that was transferred from it is fully restored, and then to each Investment Account in the same proportion that the value that was transferred from it bears to the value of the Loan Account.


Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER


A Policy may be surrendered for its Net Cash Surrender Value at any time while the Life Insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manulife New York receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.


PARTIAL WITHDRAWALS


A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."


REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges.


If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT

LAPSE


Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." Manulife New York will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.



NO-LAPSE GUARANTEE



As long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a Policy Month.



The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.



The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if the face amount of the Policy is changed, if there is a Death Benefit Option change, or if there is any change in the supplementary benefits added to the Policy or in the risk classification of any Lives Insured because of a change in smoking status.



The No-Lapse Guarantee Period is set at issue and will vary by issue age, as set forth in the Policy.



While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If it has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:



(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or



(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium load.



If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.



NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST



The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals and less any policy debt, is at least equal to the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.


DEATH DURING GRACE PERIOD


If the Life Insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.


REINSTATEMENT


A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:



(a) All Lives Insured's risk classifications are standard or preferred, and



(b) All Lives Insured's Attained Ages are less than 46.



A policyowner can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:


(a) Evidence of all Lives Insured's insurability, or on the survivor(s) who were insured at the end of the grace period, satisfactory to the Company is provided to the Company;

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the next two monthly deductions;

(c) The Policy cannot be reinstated if any of the Lives Insured die after the Policy has terminated.


If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.


THE GENERAL ACCOUNT

The general account of Manulife New York consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife New York has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT


A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manulife New York will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

       (a)    the portion of the net premiums allocated to it; plus

       (b)    any amounts transferred to it; plus

       (c)    interest credited to it; less

       (d)    any charges deducted from it; less

       (e)    any partial withdrawals from it; less

       (f)    any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT


An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manulife New York guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.


OTHER PROVISIONS OF THE POLICY


POLICYOWNER RIGHTS



Unless otherwise restricted by a separate agreement, the policyowner may:


       -      Vary the premiums paid under the Policy.

       -      Change the death benefit option.

       -      Change the premium allocation for future premiums.

       -      Transfer amounts between sub-accounts.

       -      Take loans and/or partial withdrawals.

       -      Surrender the contract.

       -      Transfer ownership to a new owner.


       - Name a contingent owner that will automatically become owner if the policyowner dies before the insured.


       -      Change or revoke a contingent owner.

       -      Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manulife New York will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manulife New York assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY


One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the Lives Insured lifetime by giving written notice to Manulife New York in a form satisfactory to the Company. The change will take effect as of the date such notice is signed. If the Life Insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the Life Insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the Life Insured, the Company will pay the insurance benefit as if the beneficiary had died before the Life Insured.


INCONTESTABILITY


Manulife New York will not contest the validity of a Policy after it has been in force during any Lives Insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount or the addition of a Supplementary Benefit, after such increase or addition which requires evidence of insurability has been in force during the lifetime of the Lives Insured for two years. If a Policy has been reinstated and been in force during the lifetime of the Lives Insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.


MISSTATEMENT OF AGE OR SEX

If the stated age or sex or both of any of the Lives Insured in the Policy are incorrect, Manulife New York will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If any of the Lives Insured dies by suicide within two years after the Issue Date, the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If any of the Lives Insured dies by suicide within two years after the effective date of an applied for increase in Face Amount, the Company will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the last death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserve the right to obtain evidence of the manner and cause of death of the Lives Insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including the Estate Preservation Rider which provides additional term insurance at no extra charge during the first four Policy Years to protect against application of the "three year contemplation of death" rule and an option to split the Policy into two individual policies upon divorce, or certain federal tax law changes without evidence of insurability (the "Policy Split Option"). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.


CONVERSION PRIVILEGE

The Policy may be converted to a fixed paid-up benefit at any Policy Anniversary, without evidence of insurability. This conversion privilege is subject to the following conditions:

(a) no further Monthly Deductions will be taken from the Policy Value after the date of conversion,


(b) the Investment Account values as well as the Death Benefit, Policy Value and any other values based on Policy Value will be determined as of the Business Day on which the Company receives a written request for conversion of the Policy,

(c) the basis for determining the amount of paid-up life insurance will be the Commissioners 1980 Standard Ordinary Smoker or Non-Smoker Mortality Table and an interest rate of 4% per year,


(d)    the Policy may not be reinstated after the date of the conversion.



The Company currently imposes no charge with respect to this privilege.


TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANULIFE NEW YORK DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

3. The Policy must be a valid life insurance contract under applicable state law.


4. The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.


These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.


With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW


State regulations require that the policyowner have appropriate insurable interest in the Life Insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.


INVESTOR CONTROL


In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.



The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policyowner has additional flexibility in allocating premium payments and Policy Values. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.


Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.


DEATH BENEFIT

The death benefit under the Policy should be excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES


Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.


INVESTMENT IN THE POLICY

Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for a Policy; minus


(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus



(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.


The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's Maturity Date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements."

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract" or "MEC".

DISTRIBUTIONS FROM NON-MEC'S


A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.


Force Outs


An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.


DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

(b) Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:


       (i)    is made on or after the policyowner attains age 59 1/2;



       (ii)   is attributable to the policyowner becoming disabled; or



       (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.


These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").


The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums


If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.



If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.


Multiple Policies


All MEC's that are issued by a Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.


POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.


If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.


POLICY EXCHANGES


A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.


OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.


Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.


ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)   the value each year of the life insurance protection provided;

(b)   an amount equal to any employer-paid premiums; or

(c) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS


As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.



REPORTS TO POLICYOWNERS



Within 30 days after each Policy Anniversary, Manulife New York will send the policyowner a statement showing, among other things:


-      the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-      the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-      any other information required by law.


Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.


DISTRIBUTION OF THE POLICIES


MSS, a Delaware limited liability company organized on October 1, 1997, whose principal offices are located at 73 Tremont Street, Boston, Massachusetts 02108, will act as the principal underwriter of, and continuously offer, the Policies pursuant to an Underwriting and Distribution Agreement with Manulife New York. MSS is a subsidiary of Manulife North America, the ultimate parent of which is Manulife Financial Corporation, a Canadian mutual holding company (as defined in the beginning of the document). MSS is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as an insurance agent of Manulife New York. MSS is a Delaware limited liability company, the managing member of which is Manulife North America. Manulife North America in its capacity as managing member is authorized to act on behalf of MSS. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with MSS who are also licensed by the New York State Insurance Department and appointed with Manulife New York.



A registered representative will receive commissions not to exceed 105% of premiums in the first year, 2% of all premiums paid in the second year and after, and after the second anniversary 0.15% of the Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife New York or Manufacturers Life will be eligible for additional compensation.


RESPONSIBILITIES OF MANUFACTURERS LIFE

Manulife New York has entered into an agreement with MSS pursuant to which MSS will pay selling broker dealers maximum commission and expense allowance payments pursuant to limitations imposed by New York Insurance Law. Manulife New York will prepare and maintain all books and records required to be prepared and maintained by MSS with respect to the Policies and such other policies, and send all confirmations required to be sent by MSS with respect to the Policies and such other policies. Manulife New York will pay MSS for expenses incurred and services performed by MSS under the terms of the agreement in such amounts and at such times as agreed to by the parties.


Manufacturers Life has also entered into a Service Agreement with Manulife New York pursuant to which Manufacturers Life or its designee will provide to Manulife New York all issue, administrative, general services and recordkeeping functions on behalf of Manulife New York with respect to all of its insurance policies including the Policies.



VOTING RIGHTS



As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.



The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.



Manulife New York may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.


SUBSTITUTION OF PORTFOLIO SHARES


It is possible that in the judgment of the management of Manulife New York, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manulife New York may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and the New York State insurance department may be required.


Manulife New York also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company,
(iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

Manulife New York is subject to the regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manulife New York is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.


INDEPENDENT AUDITORS



The financial statements of The Manufacturers Life Insurance Company of New York at December 31, 1999 and 1998, and for each of the three years ended December 31, 1999 and the financial statements of Separate Account B of the Manufacturers Life Insurance Company of New York for the period August 26, 1999 to December 31, 1999, appearing in this prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

For further information you may also contact Manulife New York's Home Office, the address and telephone number of which are on the first page of the prospectus.

DIRECTORS AND OFFICERS



Our Directors and Officers, together with their principal occupations during the past five years, are as follows:




Name, Age and Principal        Position with the
Business Address               Company              Principal Occupation
--------------------------------------------------------------------------------------------------------------------
Bruce Avedon                   Director*            Director, Manulife New York, March 1992 to present; Consultant
Age: 71                                             (self-employed) September 1983 to present.
6601 Hitching Post Lane
Cincinnati, OH 45230

Thomas Borshoff                Director*            Director, Manulife New York, February 1999 to present;
Age: 53                                             Self-employed, Real Estate Owner/Manager; Chief Executive
3 Robin Drive                                       Officer and Chairman, First Federal Savings and Loan of
Rochester, NY  14618                                Rochester, 1983 to 1997.

James R. Boyle                 Director*            Director, Manulife New York, August 1999 to present; Senior
Age: 40                                             Vice President, U.S. Annuities, Manulife Financial, July 1999
500 Boylston Street                                 to present; President, Manulife North America, July 1999 to
Boston, MA  02116                                   present; Treasurer, Manufacturers Investment Trust, June 1998
                                                    to present; Vice President, Institutional Markets, Manulife
                                                    Financial, May 1998 to July 1999; Vice President,
                                                    Administration and Chief Administrative Officer, Manulife
                                                    North America, September 1996 to May 1998; Vice President,
                                                    Chief Financial Officer and Chief Administrative Officer,
                                                    Manulife North America, August 1994 to September 1996.

Robert A. Cook                 Director*            Director, ManEquity, Inc., April 1999 to present; Director,
Age: 45                                             Manulife New York, February 1999 to present; Senior Vice
73 Tremont Street                                   President, U.S. Insurance, Manulife Financial, January 1999 to
Boston, MA 02108                                    present; Vice President, U.S. Insurance, Manulife Financial,
                                                    1995 to December 1998.

John D. DesPrez III            Director* and        Executive Vice President, U.S. Operations, Manulife Financial,
Age: 43                        Chairman of the      January 1999 to present; Director, Manulife Wood Logan,
73 Tremont Street              Board of Directors   October 1996 to present; Director, September 1996 to present
Boston, MA 02108                                    and Chairman of the Board, January 1999 to present, of
                                                    Manulife North America; President, Manulife North America,
                                                    September 1996 to December 1998; President, MIT September
                                                    1996 to present; Senior Vice President, U.S. Annuities,
                                                    Manulife Financial, September 1996 to December 1998; Vice
                                                    President, Mutual Funds, Manulife Financial, January 1995
                                                    to September 1996; Director, MWL, December 1995 to present;
                                                    Director, Wood Logan Distributors, March 1993 to present;
                                                    President, North American Funds, March 1993 to September
                                                    1996; Director, Manulife New York, March 1992 to present;


Ruth Ann Fleming               Director*            Director, Manulife New York, March 1992 to present; Attorney,
Age: 41                                             consulting services and pro bono activities.
205 Highland Avenue


Name, Age and Principal        Position with the
Business Address               Company              Principal Occupation
--------------------------------------------------------------------------------------------------------------------
Short Hills, NJ 07078

James D. Gallagher             Director* and        Director and President, Manulife New York, August 1999 to
Age: 45                        President            present; Director, Secretary and General Counsel, The
73 Tremont Street                                   Manufacturers Life Insurance Company of America, May 1996 to
Boston, MA 02108                                    present; Vice President, U.S. Law & Government Relations, U.S.
                                                    Operations, Manulife Financial, January 1996 to
                                                    present; Secretary and General Counsel, MWL, January
                                                    1996 to present; Vice President, Secretary and
                                                    General Counsel, Manulife North America, June 1994
                                                    to present; Secretary, Manufacturers Investment
                                                    Trust, June 1994 to present.

David W. Libbey                Treasurer            Vice President, Treasurer and Chief Financial Officer,
Age: 53                                             Manulife North America, December 1997 to present; Treasurer,
500 Boylston Street                                 Manulife New York, November 1997 to present; Vice President,
Boston, MA  02116                                   Finance, Manulife North America, June 1997 to December 1997;
                                                    Vice President, Finance, Annuities, Manulife
                                                    Financial, June 1997 to present; Vice President &
                                                    Actuary, Paul Revere Insurance Group, June 1970
                                                    to March 1997.

Neil M. Merkl, Esq.            Director*            Director, Manulife New York, December 1995 to present;
Age: 69                                             Attorney (self-employed), April 1994 to present; Attorney,
35-35 161st Street                                  Wilson Elser, 1979 to 1994.
Flushing, NY 11358

James P. O'Malley              Director*            Senior Vice President, U.S. Pensions, Manulife Financial,
Age:54                                              January 1999 to present; Director, Manulife New York,
200 Bloor Street East                               November 1998 to present; Director, ManAmerica, November 1998
Toronto, Ontario                                    to present; Vice President, Systems New Business Pensions,
Canada M4W 1E5                                      Manulife Financial, 1984 to December 1998.

James K. Robinson              Director*            Director, Manulife New York, March 1992 to present; Retired;
Age:73                                              Attorney and Assistant Secretary, Eastman Kodak Company, 1958
7 Summit Drive                                      to 1991.
Rochester, NY 14620


Name, Age and Principal        Position with the
Business Address               Company              Principal Occupation
--------------------------------------------------------------------------------------------------------------------
E. Paige Sabine                Chief                Assistant Vice President and Chief Administrative Officer,
Age:  33                       Administrative       Manulife New York, August 1998 to present; Director -
73 Tremont Street              Officer              Divisional Compliance, Manulife Financial, August 1998 to
Boston, MA  02108                                   November 1998; Manager - US Market Conduct and Compliance,

                                                    Manulife Financial, June 1996 to August 1998;
                                                    Paralegal Manager, Manulife Financial, April 1995 to
                                                    June 1996; Paralegal, Manulife Financial, November
                                                    1992 to April 1995.

Gretchen Swanz                 Secretary and        Secretary and Counsel, Manulife New York, February 2000 to
Age: 31                        Counsel              present; Counsel, Manulife Financial, February 1999 to
73 Tremont Street                                   present.
Boston, MA 02108

John G. Vrysen                 Vice President       Chief Financial Officer and Treasurer, MWL, January 1996 to
Age: 44                        and Chief Actuary    present; Vice President and Chief Financial Officer, U.S.
73 Tremont Street                                   Operations, Manulife Financial, January 1996 to present;
Boston, MA  02108                                   Appointed Actuary, ManAmerica, May 1996 to present; Director,
                                                    MWL, December 1995 to present; Vice President and
                                                    Chief Actuary, Manulife New York, March 1992 to
                                                    present; Director, Manulife New York, March 1992 to
                                                    February 1998; Vice President and Chief Actuary,
                                                    Manulife North America, January 1986 to present.



*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.



YEAR 2000 ISSUES



The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect us, including those related to customers, suppliers, or other third parties, have been fully resolved.



ILLUSTRATIONS


The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

                          AUDITED FINANCIAL STATEMENTS

                          THE MANUFACTURERS LIFE INSURANCE
                          COMPANY OF NEW YORK

                          Years ended December 31, 1999, 1998 and 1997

              The Manufacturers Life Insurance Company of New York

                          Audited Financial Statements


                  Years ended December 31, 1999, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors..........................................  1

Audited Financial Statements

Balance Sheets..........................................................  2
Statements of Income....................................................  3
Statements of Changes in Shareholder's Equity...........................  4
Statements of Cash Flows................................................  5
Notes to Financial Statements...........................................  6

                         Report of Independent Auditors


The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York


We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York, (the Company), as of December 31, 1999 and 1998, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


February 21, 2000

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS

As at December 31
ASSETS  ($ thousands)                                                            1999               1998
-------------------------------------------------------------------------------------------------------------
INVESTMENTS:
   Fixed maturity securities available-for-sale, at fair value (note 3)
   (amortized cost: 1999 $125,429; 1998 $120,902)                             $   122,301         $   125,088
   Investment in unconsolidated affiliate                                             175                 175
   Policy loans                                                                       930                 552
   Short-term investments                                                          41,311              10,032
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                             $   164,717         $   135,847
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents
                                                                                    7,093               5,946
Accrued investment income                                                           3,036               3,073
Deferred acquisition costs (note 5)                                                50,476              36,831
Other assets                                                                          456               1,834
Separate account assets                                                         1,119,103             833,693
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                  $ 1,344,881         $ 1,017,224
=============================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY ($ thousands)
-------------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                      $   131,104         $    94,492
   Payable to affiliates                                                            3,825               4,114
   Deferred income taxes (note 6)                                                   4,382               3,615
   Other liabilities                                                                5,258               1,943
   Separate account liabilities                                                 1,119,103             833,693
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                             $ 1,263,672         $   937,857
-------------------------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY:
   Common stock (note 7)                                                      $     2,000         $     2,000
   Additional paid-in capital                                                      72,706              72,706
   Retained earnings                                                                8,947               3,209
   Accumulated other comprehensive income (loss)                                   (2,444)              1,452
-------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                                    $    81,209         $    79,367
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                    $ 1,344,881         $ 1,017,224
=============================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31
 ($ thousands)                                                           1999            1998            1997
---------------------------------------------------------------------------------------------------------------
REVENUES:
     Fees from separate accounts and policyholder liabilities          $ 14,670         $ 10,961        $  7,395
     Premiums                                                               175             --              --
     Net investment income (note 3)                                      16,944            9,786           6,717
     Net realized investment (losses) gains                                (222)             713             769
----------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                          $ 31,567         $ 21,460        $ 14,881
----------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                                  $  6,613         $  4,603        $  4,747
     Amortization of deferred acquisition costs (note 5)                  4,287            4,849           3,393
     Other insurance expenses                                            11,834           10,359           5,845
----------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                            $ 22,734         $ 19,811        $ 13,985
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                             $  8,833         $  1,649        $    896
----------------------------------------------------------------------------------------------------------------
INCOME TAXES (NOTE 6)                                                  $  3,095         $    576        $    310
----------------------------------------------------------------------------------------------------------------
NET INCOME                                                             $  5,738         $  1,073        $    586
================================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

                                                                                ACCUMULATED
                                                                                  OTHER          TOTAL
                                     COMMON       ADDITIONAL      RETAINED     COMPREHENSIVE  SHAREHOLDER'S
($ thousands)                        STOCK     PAID-IN CAPITAL    EARNINGS     INCOME (LOSS)     EQUITY
---------------------------------------------------------------------------------------------------------
Balance at January 1, 1997           $ 2,000        $24,800        $ 1,550        $   419         $28,769
Capital contribution                    --           47,731           --             --            47,731
Comprehensive income (note 4)           --             --              586            676           1,262
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997           $ 2,000        $72,531        $ 2,136        $ 1,095         $77,762
Capital contribution                    --              175           --             --               175
Comprehensive income (note 4)           --             --            1,073            357           1,430
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998             2,000         72,706          3,209          1,452          79,367
Comprehensive income (note 4)           --             --            5,738         (3,896)          1,842
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999           $ 2,000        $72,706        $ 8,947        $(2,444)        $81,209
=========================================================================================================


See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                                           1999           1998                1997
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                          $   5,738         $   1,073         $     586
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
     Amortization of bond discount and premium                                            585               434               333
     Net realized investment losses (gains)                                               222              (713)             (769)
     Provision for deferred income tax                                                  1,857             1,153               (29)
     Amortization of deferred acquisition costs                                         4,287             4,849             3,393
     Policy acquisition costs deferred                                                (15,604)          (14,515)          (11,684)
     Return credited to policyholders and other benefits                                6,613             4,603             4,747
     Changes in assets and liabilities:
         Accrued investment income                                                         37              (672)             (873)
         Other assets                                                                   1,378            (1,603)              (80)
         Payable to affiliates                                                           (289)             (231)            2,328
         Other liabilities                                                              3,315               956               115
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                 $   8,139         $  (4,666)        $  (1,933)
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed maturity securities sold, matured or repaid                                   $  73,626         $  30,591         $  59,307
Fixed maturity securities purchased                                                   (78,960)          (24,500)         (103,383)
Net change in short-term investments                                                  (31,279)              (34)           (6,011)
Policy loans advanced, net                                                               (378)             (154)             (215)
---------------------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by investing activities                                     $ (36,991)        $   5,903         $ (50,302)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits to policyholder funds                                                      $  50,351         $  14,212            17,212
Return of policyholder funds                                                          (20,352)          (10,934)          (15,382)
Capital contribution by parent                                                           --                --              47,731
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                               $  29,999         $   3,278         $  49,561
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year                                                     1,147             4,515            (2,674)
Balance, beginning of year                                                              5,946             1,431             4,105
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                                $   7,093         $   5,946         $   1,431
=================================================================================================================================

See accompanying notes

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                            (IN THOUSANDS OF DOLLARS)


1.       ORGANIZATION

         The Manufacturers Life Insurance Company of New York (First North American Life Assurance Company prior to October 1, 1997, and hereinafter referred to as "the Company") is a stock life insurance company which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department ("the Department") granted the Company a license to operate on July 22, 1992. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America (formerly North American Security Life Insurance Company ("NASL") and hereinafter referred to as "MNA"), which is, in turn, a wholly-owned subsidiary of Manulife-Wood Logan Holding Co., Inc. (hereinafter referred to as "MWLH"). MWLH is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"); prior to June 1, 1999, MLI indirectly owned 85% of MWLH, and minority shareholders associated with MWLH owned the remaining 15%. MLI is a wholly-owned subsidiary of Manulife Financial Corporation, a publicly traded company. Manulife Financial Corporation and its subsidiaries are known collectively as "Manulife Financial."

         The Company issues individual and group annuity and individual life insurance contracts (collectively, the contracts) in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account or a noninsulated separate account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invests in either the shares of various portfolios of the Manufacturers Investment Trust (formerly NASL Series Trust and hereinafter referred to as "MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in open-end investment management companies offered and managed by unaffiliated third parties.

         Prior to October 1, 1997, the Company sold and administered only combination fixed and variable annuity products. On October 21, 1997, the Company received approval from the Department for a revised plan of operations which expanded its product offerings. MNA contributed $47,731 to the Company in support of the revised plan of operations.

         Prior to October 1, 1997, NASL Financial Services Inc. ("NASL Financial"), an affiliate of the Company, acted as investment adviser to MIT and as principal underwriter of the annuity contracts issued by the Company. Effective October 1, 1997, Manufacturers Securities Services, LLC ("MSS"), the successor to NASL Financial and an affiliate of the Company, replaced NASL

         Financial as the investment advisor to MIT and as the principal underwriter for the variable contracts and exclusive distributor of all contracts issued by the Company.

         Prior to October 1, 1997, Manulife Wood Logan, Inc. (formerly Wood Logan Associates and hereinafter referred to as "MWL"), a subsidiary of MWLH, acted as the promotional agent for the sale of the Company's contracts. Since October 1, 1997, marketing services for the sale of all contracts issued by the Company and other services are provided by certain affiliates of the Company pursuant to an Administrative Services Agreement and an Investment Services Agreement between the Company and MLI. Currently, services are provided by MLI, MWLH, MNA and The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA").


         On October 31, 1998, the Company received a 10% interest in the members' equity of MSS from MNA, the managing member of MSS. The Company treated the receipt of its equity interest as a contribution to paid-in capital of $175.

2.       SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

         The accompanying financial statements of the Company have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States.

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

      b) RECENT ACCOUNTING STANDARDS

       i)In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Contracts that contain embedded derivatives, such as certain insurance contracts, are also addressed by the Statement. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, the FASB issued Statement 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company is evaluating the accounting implications of SFAS No. 133 and has not determined its impact on the Company's results of operations or its financial condition.

      b) RECENT ACCOUNTING STANDARDS (CONTINUED)

     ii) In December 1997, the American Institute of Certified Public Accountant's Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance on the recognition and measurement of liabilities for various assessments related to insurance activities, including those by state guaranty funds. The Company adopted SOP 97-3 during 1999. Prior to the adoption of SOP 97-3, the Company expensed and recognized liabilities for such assessments on a "pay-as-you-go" basis. The effect of adopting SOP 97-3 did not have a material impact on the results of operations and financial condition of the Company for the year ended December 31, 1999.

    iii) In March 1998, AcSEC issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. The Company adopted SOP 98-1 during 1999. Prior to the adoption of SOP 98-1, the Company expensed internal-use software-related costs as incurred. The effect of adopting SOP 98-1 did not have a material impact on the results of operations and financial condition of the Company for the year ended December 31, 1999.

      c) INVESTMENTS

         The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. Changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred taxes and deferred acquisition costs. Discounts and premiums on investments are amortized using the effective-interest method.

         The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts using the interest method. This amortization or accretion is included in net investment income.

         For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      c) INVESTMENTS (CONTINUED)

         Short-term investments, which include investments with maturities of less than one year and greater than 90 days at the date of acquisition, are reported at amortized cost, which approximates fair value.

      d) CASH EQUIVALENTS

         The Company considers all liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS (DAC)

         Commissions and other expenses which vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional non-participating individual insurance policies is charged to expense over the premium-paying period of the related policies. DAC is adjusted for the impact on estimated future gross profits, assuming the unrealized gains or losses on securities had been realized at year end. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES AND ACCRUALS

         Policyholder liabilities equal the policyholder account value for the fixed portion of annuity contracts and for investment pension contracts with no substantial mortality risk. Account values are increased for deposits received and interest credited, and are reduced by withdrawals. For traditional nonparticipating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation.

      g) SEPARATE ACCOUNTS

         Separate account assets and liabilities that are reported in the accompanying balance sheets represent investments in either MIT, which are mutual funds that are separately administered for the exclusive benefit of the policyholders of the Company and its affiliates, or open-end investment management companies offered and managed by unaffiliated third parties, which are mutual funds that are separately administered for the benefit of the Company's policyholders and other shareholders. These assets and liabilities are reported at fair value. The policyholders, rather than the Company, bear the investment risk. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder funds are included in revenues.

      h) REVENUE RECOGNITION

         Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses, and surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional nonparticipating life insurance policies are recognized as revenue when due. Investment income is recorded as revenue when due.

      i) POLICYHOLDER BENEFITS AND CLAIMS

         Benefits for annuity contracts and investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.


      j) INCOME TAXES

         Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

3.       INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY SECURITIES

         At December 31, 1999 and 1998, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:

                                                                      GROSS               GROSS
                                         AMORTIZED      COST       UNREALIZED           UNREALIZED              FAIR VALUE
         AS AT DECEMBER 31,                                          GAINS               LOSSES
         ($ thousands)                      1999        1998      1999     1998       1999      1998          1999       1998
     --------------------------------------------------------------------------------------------------------------------------
     U.S. government                      $ 21,147    $ 11,018    $ --    $  591    $  (536)    $  (15)    $ 20,611    $ 11,594
     Corporate securities                   92,532      99,696       122   3,321     (2,486)       (35)      90,168     102,982
     Mortgage-backed securities              8,278       6,680        27     125       (184)       (21)       8,121       6,784
     Foreign governments                     2,414       2,449        23     111       --         --          2,437       2,560
     States/political subdivisions           1,058       1,059      --       109        (94)      --            964       1,168
     --------------------------------------------------------------------------------------------------------------------------
     TOTAL FIXED-MATURITY SECURITIES      $125,429    $120,902    $  172  $4,257    $(3,300)    $  (71)    $122,301    $125,088
     ==========================================================================================================================

         Proceeds from sales of fixed-maturity securities during 1999 were $60,595 (1998, $17,985; 1997, $45,217). Gross gains of $301 and gross losses of $523 were realized on those sales (1998, $715 and $2; 1997, $772 and $6, respectively).

         The contractual maturities of fixed-maturity securities at December 31, 1999 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

         ($ thousands)                                  AMORTIZED COST          FAIR VALUE
         ---------------------------------------------------------------------------------
         FIXED-MATURITY SECURITIES
            One year or less                               $ 38,416              $ 38,507
            Greater than 1; up to 5 years                    46,376                45,790
            Greater than 5; up to 10 years                   15,922                15,114
            Due after 10 years                               16,437                14,769
            Mortgage-backed securities                        8,278                 8,121
         --------------------------------------------------------------------------------
         TOTAL FIXED-MATURITY SECURITIES                   $125,429              $122,301
         ================================================================================

        Fixed-maturity securities with a fair value of $438 and $410 at December 31, 1999 and 1998, respectively, were on deposit with or in custody accounts on behalf of New York State Insurance Department to satisfy regulatory requirements.

      b) INVESTMENT INCOME

         Income by type of investment was as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                              1999               1998              1997
         ------------------------------------------------------------------------------------------------------
         Fixed-maturity securities                               $ 8,147             $8,338              $6,342
         Other invested assets                                     7,476                830                   -
         Short-term investments                                    1,443                762                 477
         ------------------------------------------------------------------------------------------------------
         Gross investment income                                  17,066              9,930               6,819
         ------------------------------------------------------------------------------------------------------
         Investment expenses                                        (122)              (144)               (102)
         ------------------------------------------------------------------------------------------------------
         NET INVESTMENT INCOME                                   $16,944             $9,786              $6,717
         ======================================================================================================

         The Company includes income earned from its investment in MSS in the other invested assets category. Income earned from the Company's investment in MSS was $7,453 and $813 for the years ended December 31, 1999 and 1998, respectively.

4.       COMPREHENSIVE INCOME

         Total comprehensive income was as follows:

          FOR THE YEARS ENDED DECEMBER 31
          ($ thousands)                                             1999               1998              1997
          ----------------------------------------------------------------------------------------------------
          NET INCOME                                               $5,738              $1,073          $   586
          ----------------------------------------------------------------------------------------------------
          OTHER COMPREHENSIVE (LOSS) INCOME, NET OF
          TAX:
            Unrealized holding (losses) gains arising
            during the year                                        (4,038)                820            1,176
            Less:
            Reclassification adjustment for realized (losses)
            gains included in net income                             (142)                463              500
          ----------------------------------------------------------------------------------------------------
          Other comprehensive (loss) income                        (3,896)                357              676
          ----------------------------------------------------------------------------------------------------
          COMPREHENSIVE INCOME                                     $1,842              $1,430           $1,262
          ====================================================================================================

         Other comprehensive (loss) income is reported net of income taxes (benefit) of $(1,088), $192, and $364 for 1999, 1998 and 1997,
         respectively.

5.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                               1999                1998           1997
         -----------------------------------------------------------------------------------------------------
         Balance at January 1                                     $36,831             $28,364          $20,208
         Capitalization                                            15,604              14,515           11,684
         Amortization                                              (4,287)             (4,849)          (3,393)
         Effect of net unrealized losses (gains)
              on securities available-for-sale                      2,328              (1,199)            (135)
         -----------------------------------------------------------------------------------------------------
         BALANCE AT DECEMBER 31                                   $50,476             $36,831          $28,364
         =====================================================================================================

         To date, the DAC balance is primarily attributable to the Annuities segment.

6.       INCOME TAXES

         The components of income tax expense were as follows:


         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                               1999                1998           1997
         -----------------------------------------------------------------------------------------------------
         Current expense (benefit)                                 $1,238               $(577)          $339
         Deferred expense (benefit)                                 1,857               1,153             (29)
         -----------------------------------------------------------------------------------------------------
         TOTAL EXPENSE                                             $3,095                $576            $310
         =====================================================================================================


         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability are as follows:

         AS AT DECEMBER 31
         ($ thousands)                                             1999          1998
         -------------------------------------------------------------------------------
         DEFERRED TAX ASSETS:
            Reserves                                             $   708         $   389
            Unrealized losses on securities available-for-sale       963             --
         -------------------------------------------------------------------------------
         Gross deferred tax assets                                 1,671             389
             Valuation allowance                                    (657)           --
         -------------------------------------------------------------------------------
         Net deferred tax assets                                   1,014             389
         -------------------------------------------------------------------------------
         DEFERRED TAX LIABILITIES:
              Deferred acquisition costs                          (5,147)         (2,203)
              Unrealized gains on securities available-for-sale       --            (784)
              Other                                                 (249)         (1,017)

         Total deferred tax liabilities                           (5,396)         (4,004)
         ------------------------------------------------------------------------------
         NET DEFERRED TAX LIABILITY                              $(4,382)        $(3,615)
         ===============================================================================

         The Company participates as a member of the MWLH-affiliated group, filing a consolidated federal income tax return. The Company files a separate New York State return.

6.       INCOME TAXES (CONTINUED)

         The method of allocation between the companies is subject to a tax-sharing agreement under which the tax liability is allocated to each member of the group on a pro rata basis based on the relationship that the member's tax liability (computed on a separate-return basis) bears to the tax liability of the consolidated group. The tax charge to the Company will not be more than the Company would have paid on a separate-return basis. Settlement of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

         The Company received a refund of $719 in 1999 and made tax payments of $1,121 and $531 in 1998 and 1997, respectively.

7.       SHAREHOLDER'S EQUITY

         The Company has one class of common stock:

         AS AT DECEMBER 31:
         ($ thousands)                                       1999     1998
         ------------------------------------------------------------------
         AUTHORIZED, ISSUED AND OUTSTANDING:
             2,000,000 Common shares, par value $1          $2,000   $2,000
         -------------------------------------------------------------------

         The net assets of the Company available for the Parent as dividends are generally limited to, and cannot be made except from, earned statutory-basis profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations on a statutory basis.

         The aggregate statutory capital and surplus of the Company at December 31, 1999 was $63,470 (1998, $62,881). The aggregate statutory net income (loss) of the Company for the year ended 1999 was $932; (1998, ($5,678); 1997, ($1,562)). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from generally accepted accounting principles followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, nonadmitted asset balances, and reserves.

8.       REINSURANCE

         The Company has entered into reinsurance agreements with various reinsurers to reinsure any face amounts in excess of $100 for its traditional nonparticipating insurance products. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations. To date, there have been no reinsurance recoveries under these agreements.

9.       RELATED-PARTY TRANSACTIONS

         The Company utilizes various services administered by MLI and affiliates, such as legal, personnel, investment accounting and other corporate services. Prior to October 1, 1997, MLI and MNA charged the Company for those services. In the first nine months of 1997, MLI and MNA charged the Company approximately $623. Effective October 1, 1997, pursuant to a revised plan of operations, all intercompany expenses were billed through MLI. For the years ended December 31, 1999 and 1998, and for the fourth quarter of 1997, MLI billed the Company expenses of $6,391, $4,685 and $869, respectively. At December 31, 1999 and 1998, the Company had a net liability to MLI of $2,664 and $2,372, respectively, for those services.

         For the nine months ended September 30, 1997, the Company paid underwriting commissions to NASL Financial of $8,421. NASL Financial then reimbursed MWL for promotional agent services. Effective October 1, 1997, MSS replaced NASL Financial as underwriter. Thereafter, all commissions were paid to MSS by the Company, and MWL marketing services expenses were paid by MLI, who was then reimbursed by the Company. Underwriting commissions and marketing services expense of $19,575 and $17,838 was incurred during the years ended December 31, 1999 and 1998, respectively, and $4,431 was incurred during the fourth quarter of 1997. At December 31, 1999 and 1998, the Company had a net liability of $1,161 and $799, respectively, for these services.


         The financial statements have been prepared from the records maintained by the Company and may not necessarily be indicative of the financial conditions or results of operations that would have occurred if the Company had been operated as an unaffiliated corporation (see also Notes 1, 6, 11 and 14 for additional related-party transactions).

10.      BORROWED MONEY

         The Company has an unsecured line of credit with State Street Bank and Trust in the amount of $5,000, bearing interest at the bank's money market rate plus 50 basis points. There were no outstanding advances under the line of credit at December 31, 1999 and 1998.

11.      EMPLOYEE BENEFITS

a)       RETIREMENT PLAN

         Prior to July 1, 1998, the Company and MNA participated in a noncontributory defined benefit pension plan (the Nalaco Plan) sponsored by MLI, covering its employees. A similar plan (the Manulife
         Plan) also existed for ManUSA. Both plans provided pension benefits based on length of service and final average earnings. Vested benefits are fully funded; current pension costs are funded as they accrue.

a) RETIREMENT PLAN (CONTINUED)

         Effective July 1, 1998, the Nalaco Plan was merged into the Manulife Plan as approved by the Board of Directors of MLI. The merged plan was then restated as a cash balance pension plan entitled "The Manulife Financial U.S. Cash Balance Pension Plan" (Cash Balance Plan). Participants in the two prior plans ceased accruing benefits under the old plan effective June 30, 1998, and became participants in the Cash Balance Plan on July 1, 1998. Also effective July 1, ManUSA became the sponsor of the Cash Balance Plan. Each participant who was a participant in one of the prior plans received an opening account balance equal to the present value of their June 30, 1998 accrued benefit under the prior plan, using Pension Benefit Guaranty Corporation rates. Future contribution credits under the Cash Balance Plan vary by service, and interest credits are a function of interest rate levels. Pension benefits are provided to participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Cash Balance Plan is a life annuity, with various optional forms available.


         Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs relating to current service and amortization of experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized by the plan sponsor in 1999, 1998 or 1997 because the plan was subject to the full funding limitation under the Internal Revenue Code.

         At December 31, 1999, the projected benefit obligation based on an assumed interest rate of 7.5% was $47,124. The fair value of plan assets invested in ManUSA's general fund deposit administration insurance contracts was $86,777.

b) 401(k) PLAN

         Prior to July 1, 1998, the Company also participated in a defined contribution plan sponsored by MNA, the North American Security Life 401(k) Savings Plan (NASL 401k), which was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A similar plan, the Manulife Financial 401K Savings Plan, also existed for employees of ManUSA. These two plans were effectively merged on July 1, 1998 into one defined contribution plan sponsored by ManUSA, as approved by the Board of Directors on March 26, 1998. The costs associated with the Plan were charged to the Company and were not material.

c) OTHER POSTRETIREMENT BENEFIT PLAN

         In addition to the retirement plan, the Company participates in the other postretirement benefit plan of MNA which provides retiree medical and life insurance benefits to those who have attained age 55 with ten or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered dependents reach age 65, Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage, and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

c) OTHER POSTRETIREMENT BENEFIT PLAN (CONTINUED)

         The other postretirement benefit cost of the Company, which includes the expected cost of post-retirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience is accounted for by the plan sponsor, ManUSA.

12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and estimated fair values of the Company's financial instruments at December 31 were as follows:

                                                           1999                                   1998
                                            -----------------------------------------------------------------------
                                               CARRYING              FAIR             CARRYING              FAIR
                                                 VALUE              VALUE               VALUE              VALUE
                                            -----------------------------------------------------------------------
        Assets:
        Fixed-maturity securities             $122,301           $122,301            $125,088            $125,088
        Policy loans                               930                930                 552                 552
        Short-term investments                  41,311             41,311              10,032              10,032
        Cash and cash equivalents                7,093              7,093               5,946               5,946

        Liabilities:
        Policyholder liabilities and
        accruals                               131,104            126,568              94,492              91,113

         The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

         Fixed-Maturity Securities: Fair values for fixed-maturity securities are obtained from an independent pricing service.

         Policy Loans:  Carrying values approximate fair values.

         Short-Term Investment and Cash and Cash Equivalents: Carrying values approximate fair values.

         Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk (deferred annuities) are estimated to be the cash surrender value or the cost the Company would incur to extinguish the liability.

13.      LEASES

         The Company leases office space under various operating lease agreements which will expire between 2000 and 2005. For the years ended December 31, 1999, 1998 and 1997 the Company incurred rent expense of $166, $95 and $84, respectively.

         The minimum lease payments associated with the office space under the operating lease agreements are as follows:

YEAR ENDED             MINIMUM LEASE PAYMENTS
-----------------------------------------------
  2000                          $247
  2001                           231
  2002                           235
  2003                           221
  2004 and after                 346
-----------------------------------------------
Total                         $1,280
===============================================

14.      CAPITAL MAINTENANCE AGREEMENT

         Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

15.      CONTINGENCIES

         The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

                          Audited Financial Statements

                        The Manufacturers Life Insurance
                               Company of New York
                               Separate Account B

                Period from August 26, 1999 to December 31, 1999
                       with Report of Independent Auditors

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Audited Financial Statements

                Period from August 26, 1999 to December 31, 1999




                                    CONTENTS


Report of Independent Auditors..............................................   1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity.............................   2
Statement of Operations and Changes in Contract Owners' Equity..............   3
Notes to Financial Statements...............................................   4

                         Report of Independent Auditors


To the Contract Owners of
The Manufacturers Life Insurance Company of New York
   Separate Account B

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of New York Separate Account B as of December 31, 1999, and the related statements of operations and changes in contract owners' equity for the period from August 26, 1999 to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York Separate Account B at December 31, 1999, and the results of its operations and the changes in its contract owners' equity for the period from August 26, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP

February 4, 2000

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 1999


ASSETS
Investments at market value:
   Sub-Accounts:
     Quantitative Equity Trust - 9.990 shares (cost $256)                   $281
     Growth and Income Trust - 8.328 shares (cost $257)                      272
                                                                            ----
Total assets                                                                $553
                                                                            ====

CONTRACT OWNERS' EQUITY
Variable universal life contracts                                           $553
                                                                            ====


See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statement of Operations and Changes in Contract Owners' Equity

                Period from August 26, 1999 to December 31, 1999


                                                         SUB-ACCOUNT
                                               -------------------------------------------------------
                                               QUANTITATIVE
                                                  EQUITY          GROWTH AND INCOME         TOTAL
                                               -------------------------------------------------------
                                               PERIOD ENDED*        PERIOD ENDED*        PERIOD ENDED*
                                                DEC. 31/99           DEC. 31/99           DEC. 31/99
                                               -------------------------------------------------------
Income:
Unrealized appreciation during the
   period                                          $  25                $  15                $  40
                                                   -----                -----                -----
Net increase in assets from
   operations                                         25                   15                   40
                                                   -----                -----                -----
Changes from principal transactions:
     Transfer of net premiums                        403                  403                  806
     Transfer on termination                        (147)                (146)                (293)
                                                   -----                -----                -----
Net increase in assets from
   principal transactions                            256                  257                  513
                                                   -----                -----                -----
Total increase in assets                             281                  272                  553
Assets at beginning of period                       --                   --                   --
                                                   -----                -----                -----
Assets at end of period                            $ 281                $ 272                $ 553
                                                   =====                =====                =====


* Reflects the period from commencement of operations August 26, 1999 through December 31, 1999.


See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                                December 31, 1999

1. ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the Account) is a separate account established by The Manufacturers Life Insurance Company of New York (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in thirty-nine sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for single premium and variable universal life policies (the Contracts) issued by the Company. The Company is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of North America (MNA). MNA is an indirect, wholly-owned subsidiary of the Manufacturers Life Insurance Company ("Manulife Financial"), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)



2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. CONTRACT CHARGES

The Company currently makes no deductions from purchase payments for sales charges at the time of purchase. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk, and charges for supplementary benefits is deducted from the policy value.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                    Notes to Financial Statements (continued)



4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the period ended December 31, 1999.

                                              PURCHASES                 SALES
                                              --------------------------------
Quantitative Equity Trust                        $256                 $     --
Growth and Income Trust                           257                       --
                                                 ----                 --------
Total                                            $513                 $     --
                                                 ====                 ========

5. UNIT VALUES

A summary of the accumulation unit values outstanding at December 31, 1999 and accumulation units and dollar value outstanding at December 31, 1999 for the variable life contracts are as follows:

                                            UNIT VALUE          UNITS     DOLLARS
                                            -------------------------------------
Quantitative Equity Trust                     $11.76            23.92       $281
Growth and Income Trust                        11.40            23.87        272
                                                                            ----
Total                                                                       $553
                                                                            ====

6. RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with its affiliate, The Manufacturers Life Insurance Company, which can be terminated by either party upon 30 days' notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services. The Company has an underwriting agreement with its affiliate, Manufacturers Securities Services LLC (MSS). MSS has an Administrative Services Agreement with Wood Logan for marketing services for the sale of variable universal life contracts.

APPENDIX A

SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of a given age would vary over time if the return on the assets of the Portfolio was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for: deferred underwriting and sales charges, and monthly deductions for administration, cost of insurance and mortality and expense risks.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by the Portfolios are deducted from the gross return. The illustrations reflect an average of the Trusts' expenses, which is approximately 0.945% on an annual basis. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.941%, 5.003% and 10.947%. The illustrations reflect the expense reimbursement in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursement and expense limitation, the average of the Portfolios current expenses would have been 0.950% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.946%, 4.998 % and 10.941%. The expense reimbursements for the Lifestyle Trusts remained in effect during the fiscal year ended December 31, 1999 and is expected to remain in effect during the fiscal year ended December 31, 2000. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.


The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the policy anniversary and that no transfers, partial withdrawals, policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for Federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.


There are two tables shown for each death benefit option for male non-smokers, one based on current cost of insurance and monthly administration charges and the other based on the maximum administration charges, deductions from premiums and cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. The current waiver of deductions from premiums and current monthly administration charges and cost of insurance charges are not guaranteed and may be changed. Upon request, we will furnish a comparable illustration based on the proposed life insured's age, sex (unless unisex rates are required by law) and risk class, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, we may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolios for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,500 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                                            0% Hypothetical                               6% Hypothetical
                                         Gross Investment Return                      Gross Investment Return
                                         -----------------------                       -----------------------

   End Of     Accumulated        Policy          Cash             Death          Policy           Cash        Death
   Policy       Premiums          Value      Surrender          Benefit           Value      Surrender       Benefit
 Year (1)            (2)                     Value (3)                                       Value (3)
        1          7,875          5,972             231         500,000           6,354            613      500,000
        2         16,144         12,341           7,033         500,000          13,490          8,181      500,000
        3         24,826         18,564          13,626         500,000          20,885         15,947      500,000
        4         33,942         24,656          20,150         500,000          28,567         24,061      500,000
        5         43,514         30,610          26,537         500,000          36,537         32,463      500,000
        6         53,565         36,430          32,727         500,000          44,809         41,105      500,000
        7         64,118         42,116          38,844         500,000          53,394         50,123      500,000
        8         75,199         47,673          44,834         500,000          62,309         59,470      500,000
        9         86,834         53,116          50,647         500,000          71,583         69,114      500,000
       10         99,051         58,457          56,420         500,000          81,239         79,202      500,000
       15        169,931         82,843          82,843         500,000         135,035        135,035      500,000
       20        260,394        102,294         102,294         500,000         198,686        198,686      500,000
       25        375,851        115,564         115,564         500,000         277,677        277,677      500,000
       30        523,206        113,577         113,577         500,000         372,227        372,227      500,000
       35        711,272         78,715          78,715         500,000         493,085        493,085      517,739
       40        951,298              0(4)            0(4)            0(4)     645,945        645,945       678,242
       45      1,257,639                                                        835,248        835,248      843,600
       50      1,648,615                                                      1,083,345      1,083,345    1,083,345


                           12% Hypothetical
                        Gross Investment Return
                        -----------------------

   End Of           Policy         Cash        Death
   Policy            Value    Surrender      Benefit
 Year (1)                     Value (3)
        1            6,736          996      500,000
        2           14,684        9,376      500,000
        3           23,393       18,455      500,000
        4           32,958       28,452      500,000
        5           43,454       39,380      500,000
        6           54,978       51,274      500,000
        7           67,634       64,362      500,000
        8           81,541       78,701      500,000
        9           96,840       94,371      500,000
       10          113,683      111,646      500,000
       15          226,433      226,433      500,000
       20          408,191      408,191      500,000
       25          715,686      715,686      765,784
       30        1,220,495    1,220,495    1,281,520
       35        2,041,137    2,041,137    2,143,194
       40        3,360,628    3,360,628    3,528,659
       45        5,508,678    5,508,678    5,563,765
       50        9,124,007    9,124,007    9,124,007

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2) Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years.

(4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,500 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES


                              0% Hypothetical                6% Hypothetical                    12% Hypothetical
                           Gross Investment Return        Gross Investment Return            Gross Investment Return
                           -----------------------        -----------------------            -----------------------

    End Of  Accumulated  Policy        Cash     Death    Policy      Cash      Death      Policy        Cash          Death
    Policy     Premiums   Value   Surrender   Benefit     Value  Surrender    Benefit      Value   Surrender        Benefit
  Year (1)          (2)           Value (3)                       Value (3)                         Value (3)

         1        7,875   5,972         231   500,000     6,354         613   500,000      6,736          996       500,000
         2       16,144  12,341       7,033   500,000    13,490       8,181   500,000     14,684        9,376       500,000
         3       24,826  18,559      13,621   500,000    20,881      15,943   500,000     23,389       18,450       500,000
         4       33,942  24,617      20,111   500,000    28,527      24,021   500,000     32,917       28,411       500,000
         5       43,514  30,508      26,434   500,000    36,430      32,356   500,000     43,342       39,268       500,000
         6       53,565  36,221      32,518   500,000    44,587      40,884   500,000     54,743       51,040       500,000
         7       64,118  41,745      38,474   500,000    52,996      49,724   500,000     67,207       63,936       500,000
         8       75,199  47,067      44,227   500,000    61,652      58,812   500,000     80,830       77,991       500,000
         9       86,834  52,171      49,702   500,000    70,550      68,081   500,000     95,718       93,249       500,000
        10       99,051  57,040      55,003   500,000    79,683      77,646   500,000    111,986       109,950       500,000
        15      169,931  76,823      76,823   500,000   128,243     128,243   500,000    218,998       218,998       500,000
        20      260,394  84,136      84,136   500,000   178,487     178,487   500,000    388,366       388,366       500,000
        25      375,851  68,184      68,184   500,000   227,938     227,938   500,000    677,631       677,631       725,065
        30      523,206   0 (4)       0 (4)     0 (4)   261,145     261,145   500,000  1,149,204     1,149,204     1,206,664
        35      711,272                                 251,142     251,142   500,000  1,897,800     1,897,800     1,992,690
        40      951,298                                  94,337      94,337   500,000  3,055,624     3,055,624     3,208,405
        45    1,257,639                                   0 (4)       0 (4)     0 (4)  4,909,575     4,909,575     4,958,671
        50    1,648,615                                                                8,136,644     8,136,644     8,136,644

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2) Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years.

(4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $8,200 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                                0% Hypothetical                  6% Hypothetical                       12% Hypothetical
                             Gross Investment Return         Gross Investment Return                Gross Investment Return
                             -----------------------         -----------------------                -----------------------

    End Of  Accumulated    Policy       Cash     Death    Policy         Cash      Death      Policy          Cash          Death
    Policy     Premiums     Value  Surrender   Benefit     Value    Surrender    Benefit       Value     Surrender        Benefit
  Year (1)          (2)            Value (3)            Value (3)                         Value (3)
         1        8,610     6,608         98   506,608      7,028         519   507,028       7,449           939        507,449
         2       17,651    13,602      7,582   513,602     14,866       8,846   514,866      16,180        10,160        516,180
         3       27,143    20,436     14,836   520,436     22,990      17,391   522,990      25,749        20,149        525,749
         4       37,110    27,127     22,017   527,127     31,428      26,318   531,428      36,256        31,146        536,256
         5       47,576    33,666     29,047   533,666     40,182      35,562   540,182      47,785        43,165        547,785
         6       58,564    40,056     35,856   540,056     49,263      45,063   549,263      60,437        56,237        560,437
         7       70,103    46,296     42,587   546,296     58,684      54,974   558,684      74,324        70,614        574,324
         8       82,218    52,392     49,172   552,392     68,461      65,241   568,461      89,573        86,354        589,573
         9       94,939    58,359     55,559   558,359     78,624      75,824   578,624     106,337       103,538        606,337
        10       108,296   64,209     61,899   564,209     89,197      86,887   589,197     124,779       122,469        624,779
        15       185,791   90,774     90,774   590,774    147,760     147,760   647,760     247,502       247,502        747,502
        20       284,698  111,354    111,354   611,354    215,388     215,388   715,388     441,192       441,192        941,192
        25       410,930  123,594    123,594   623,594    293,638     293,638   793,638     756,695       756,695      1,256,695
        30       572,038  115,892    115,892   615,892    369,701     369,701   869,701   1,251,725     1,251,725      1,751,725
        35       777,658   68,962     68,962   568,962    419,451     419,451   919,451   2,015,651     2,015,651      2,515,651
        40     1,040,086    0 (4)      0 (4)     0 (4)    406,671     406,671   906,671   3,188,259     3,188,259      3,688,259
        45     1,375,018                                  282,258     282,258   782,258   4,996,031     4,996,031      5,496,031
        50     1,802,486                                    0 (4)       0 (4)     0 (4)   7,767,828     7,767,828      8,267,828

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2) Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years.

(4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

          FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY
                   MALE NON-SMOKER ISSUE AGE 55 (STANDARD) AND
                    FEMALE NON-SMOKER ISSUE AGE 50 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $8,200 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES


                                    0% Hypothetical                  6% Hypothetical                      12% Hypothetical
                                Gross Investment Return          Gross Investment Return               Gross Investment Return
                                -----------------------          -----------------------               -----------------------

     End Of   Accumulated    Policy         Cash     Death      Policy         Cash     Death       Policy          Cash       Death
     Policy      Premiums     Value    Surrender   Benefit       Value    Surrender   Benefit        Value     Surrender     Benefit
   Year (1)           (2)              Value (3)                         Value (3)                            Value (3)

         1          8,610     6,608            98  506,608      7,028          519   507,028        7,449           939     507,449
         2         17,651    13,602         7,582  513,602     14,866        8,846   514,866       16,180        10,160     516,180
         3         27,143    20,431        14,831  520,431     22,985       17,386   522,985       25,744        20,144     525,744
         4         37,110    27,087        21,977  527,087     31,386       26,276   531,386       36,213        31,103     536,213
         5         47,576    33,558        28,938  533,558     40,067       35,447   540,067       47,664        43,044     547,664
         6         58,564    39,832        35,633  539,832     49,023       44,823   549,023       60,179        55,979     560,179
         7         70,103    45,896        42,186  545,896     58,247       54,537   558,247       73,848        70,138     573,848
         8         82,218    51,731        48,511  551,731     67,730       64,510   567,730       88,765        85,545     588,765
         9         94,939    57,319        54,519  557,319     77,459       74,659   577,459      105,032       102,232     605,032
        10        108,296    62,636        60,326  562,636     87,415       85,105   587,415      122,756       120,446     622,756
        15        185,791    83,828        83,828  583,828    139,339      139,339   639,339      237,175       237,175     737,175
        20        284,698    89,919        89,919  589,919    187,919      187,919   687,919      405,028       405,028     905,028
        25        410,930    68,480        68,480  568,480    219,273      219,273   719,273      651,532       651,532   1,151,532
        30        572,038     0 (4)         0 (4)    0 (4)    191,257      191,257   691,257      980,882       980,882   1,480,882
        35        777,658                                      39,765       39,765   539,765    1,390,103     1,390,103   1,890,103
        40      1,040,086                                       0 (4)        0 (4)     0 (4)    1,858,324     1,858,324   2,358,324
        45      1,375,018                                                                       2,329,265     2,329,265   2,829,265
        50      1,802,486                                                                       2,158,992     2,158,992   2,658,992

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2) Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years.

(4) In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    PART II.
                                OTHER INFORMATION


UNDERTAKINGS

Undertaking to File Reports.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended

The Manufacturers Life Insurance Company of New York (the "Corporation") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Corporation.

Rule 484 Undertaking.

Article 10 of the Charter of the Corporation provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.


Article VII of the By-laws of the Corporation provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

         The facing sheet;
         Cross-Reference Sheet;
         The Prospectus, consisting of __ pages;
         Undertaking to file reports;
         Representation pursuant to Section 26 of the Investment Company Act of 1940, as amended;
         Rule 484 Undertaking;
         The signatures;
         Written consents of the following persons:

                  Gretchen H. Swanz, Esq.
                  Brian Koop, FSA, MAAA, FCIA
                  Ernst & Young, LLP (Boston, MA)
                  Ernst & Young, LLP (Philadelphia, PA)


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I. Incorporated by reference to Exhibit A(1) to the initial registration statement on Form S-6 filed by FNAL Variable Life Account I on August 8, 1997 (File No. 333-33351).

A(2)              Not applicable.

A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Securities Services, LLC (Underwriter). Incorporated by reference to Exhibit (b)(3)(a) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufacturers Securities Services, LLC, Selling Broker Dealers and General Agent. Incorporated by reference to Exhibit (b)(3)(b) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(3)(c)           Not applicable.

A(4)              Not applicable.

A(5) Form of Flexible Premium Variable Life Insurance Policy. Filed herewith.

A(6)(a)(i)        Declaration of Intention and Charter of First North American
                  Life Assurance Company. Incorporated by reference to Exhibit
                  (b)(6)(a)(i) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers
                  Life Insurance Company of New York Separate Account A on
                  February 25, 1998 (File No. 33-46217).

A(6)(a)(ii)       Certificate of amendment of the Declaration of Intention and
                  Charter of First North American Life Assurance Company.
                  Incorporated by reference to Exhibit (b)(6)(a)(ii) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No.
                  33-46217).

A(6)(a)(ii)       Certificate of amendment of the Declaration of Intention and
                  Charter of The Manufacturers Life Insurance Company of New
                  York. Incorporated by reference to Exhibit (b)(6)(a)(iii) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No.
                  33-46217).

A(6)(b) By-Laws of The Manufacturers Life Insurance Company of New York. Incorporated by reference to Exhibit (b)(6)(b) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(7)              Not applicable.

A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA). Incorporated by reference to Exhibit A(8)(a) to pre-effective amendment no. 1 to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of New York Separate Account B on March 17, 1998 (File No. 333-33351).

A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit
                  (b)(8)(a) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(c) to pre-effective amendment no. 1 to the Registration Statement on Form S-6 filed by The Manufacturers Life Insurance Company of New York Separate Account B on March 17, 1998 (File No. 333-33351).

A(9)              Not applicable.

A(10)             Form of Application for Flexible Premium Variable Life
                  Insurance Policy.




2.                Consents of the following:





                  A. Opinion and consent of Gretchen Swanz, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York



                  B. Consent of Brian Koop, FSA, MAAA, FCIA, AVP & Pricing Actuary of The Manufacturers Life Insurance Company of New York



                  C.       Consent of Ernst & Young, LLP (Boston, MA)



                  D.       Consent of Ernst & Young, LLP (Philadelphia, PA)



3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.                Not applicable.

5.                Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies.

7.                Power of Attorney. Incorporated by reference to Exhibit
                  (b)(14) to post-effective amendment no. 7 to the Registration Statement on Form N-4 filed by The Manufacturers Life Insurance Company of New York Separate Account A on February 25, 1998 (File No. 33-46217).

                                   SIGNATURES




         Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and Commonwealth of Massachusetts, on the 19th day of April, 2000.



                                    THE MANUFACTURERS LIFE INSURANCE COMPANY OF
                                      NEW YORK SEPARATE ACCOUNT B
                                                    (Registrant)

                                    By: THE MANUFACTURERS LIFE INSURANCE COMPANY
                                           OF NEW YORK
                                                    (Depositor)



                                    By:   /s/ James D. Gallagher
                                          ----------------------
                                          James D. Gallagher
                                          President




Attest



/s/ Gretchen H. Swanz
---------------------
Gretchen H. Swanz


Secretary

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 19th day of April 2000.



SIGNATURE                                   TITLE                               DATE

/s/ James D. Gallagher              President and Director                      **
-----------------------------       (Principal Executive                        --------------
James D. Gallagher                  Officer)                                    (Date)


*                                   Chairman of the Board                       **
-----------------------------       of Directors                                --------------
John D. DesPrez, III                                                            (Date)


*                                   Director                                    **
-----------------------------                                                   --------------
Ruth Ann Fleming                                                                (Date)

*                                   Director                                    **
-----------------------------                                                   --------------
Neil M. Merkl                                                                   (Date)

*                                   Director                                    **
-----------------------------                                                   --------------
Thomas Borshoff                                                                 (Date)

*                                   Director                                    **
-----------------------------                                                   --------------
James K. Robinson                                                               (Date)

*                                   Director                                    **
-----------------------------                                                   --------------
James R. Boyle                                                                  (Date)

*                                   Director                                    **
-----------------------------                                                   --------------
Bruce Avedon                                                                    (Date)

*                                   Director                                    **
-----------------------------                                                   --------------
James O'Malley                                                                  (Date)

*                                   Director                                    **
-----------------------------                                                   --------------
Robert Cook                                                                     (Date)


/s/ David W. Libbey                 Treasurer (Principal                        **
-----------------------------       Financial and Accounting                    --------------
David W. Libbey                     Officer)                                    (Date)



*By:     /s/ David W. Libbey                                                     **
         ---------------------------                                            --------------
         David W. Libbey                                                        (Date)
         Attorney-in-Fact Pursuant
         to Powers of Attorney
                                                                                **April 19, 2000

                                  EXHIBIT INDEX

Exhibit No.     Description

A(5)            Form of Flexible Premium Variable Life Insurance Policy

2.A Opinion and consent of Gretchen Swanz, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York

2.B Consent of Brian Koop, FSA, MAAA, FCIA, AVP & Pricing Actuary of The Manufacturers Life Insurance Company of New York

2.C             Consent of Ernst & Young, LLP (Boston, MA)

2.D             Consent of Ernst & Young, LLP (Philadelphia, PA)

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies.